

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2019

Stephen Berman
Chief Executive Officer
JAKKS Pacific, Inc.
2951 28th Street
Santa Monica, CA 90405

>  **Re: JAKKS Pacific, Inc.**
>  **Registration Statement on Form S-3**
>  **Filed September 6, 2019**
>  **File No. 333-233665**

Dear Mr. Berman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed September 6, 2019

General

1.  We note that you are registering the sale of 46,728,275 shares of common stock underlying convertible notes owned by Oasis Investments II Master Fund Ltd. Given the size relative to the apparent number of shares outstanding held by non-affiliates, and the nature of the offering, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In addition, to the extent that the transaction is

a primary offering, please tell us why you believe you are eligible to register this transaction as a primary offering on Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure